Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number +1 (212) 455-2664	E-mail Address tcrider@stblaw.com

December 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Scott Stringer
Mr. Lyn Shenk
Ms. Rucha Pandit
Mr. Dietrich King

Confidential Submission Pursuant to Section 6(e) of the Securities Act of 1933, as amended

Re:	BBB Foods Inc.
Draft Registration Statement on Form F-1
Submitted November 13, 2023
CIK No. 0001978954

Ladies and Gentlemen:

By letter dated December 7, 2023 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of BBB Foods Inc. (the “Company”), a corporation organized and existing under the laws of the British Virgin Islands, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”), under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Draft Registration Statement for confidential review by the Staff pursuant to Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement via EDGAR.

To facilitate your review, we will separately e-mail the Staff a copy of Amendment No. 1 marked to show changes to the Draft Registration Statement initially submitted to the Commission on November 13, 2023.

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Draft Registration Statement.

BEIJING    HONG  KONG    HOUSTON    LONDON    LOS   ANGELES    PALO  ALTO    SÃO  PAULO    TOKYO    WASHINGTON,  D. C.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face italic type for your ease of reference and are followed by the Company’s responses.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the Draft Registration Statement to include other information and data to reflect new developments since the Draft Registration Statement was submitted.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

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Cover Page

1.

Please revise here and elsewhere as appropriate to clarify the current listing status of your Class A common shares. In this regard, we note your representation here and on page 15 that you “intend to apply to list” your common shares. However, we also note your representation on page 114 that your “common shares have been approved for listing.”

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to clarify that the Company intends to apply to list its Class A common shares on the New York Stock Exchange. As of the date of this letter, the Class A common shares have not been approved for listing. The Company will revise the disclosure in subsequent amendments if and when such listing is approved.

2.

To the extent true, please revise your disclosure here and elsewhere as appropriate to clearly state that your offering is contingent upon the listing of your Class A common shares on the to-be-determined exchange.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to clarify that the offering is contingent upon the listing of the Class A common shares on the New York Stock Exchange.

Prospectus Summary, page 1

3.

Please revise your disclosure here and elsewhere as appropriate to disclose whether you anticipate being a controlled company following the offering. In this regard, we note your risk factor disclosure on page 41 indicates that the controlling shareholder will “exercise significant influence over all matters requiring shareholder approval.” Additionally, where you discuss your status as a controlled company please 1) identify and disclose the percentage of voting power to be held by the controlling shareholder following the offering, 2) state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders and 3) clarify, to the extent true, that in the event that you were to lose your “controlled company” status, you could still rely on the relevant listing exchange’s rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company does not expect to be a “controlled company” upon consummation of the offering within the meaning of the New York Stock Exchange Listing Manual, since no individual, group or other company is expected to own, directly or indirectly, shares representing 50% or more of the voting power of the Company. Bolton Partners Ltd. (“Bolton”), an entity affiliated with the Company’s founder, Mr. K. Anthony Hatoum, is expect to own all of the Class B common shares and a portion of the Class C common shares of the Company upon consummation of the offering, which the Company currently estimates will represent in the aggregate, together with other shares beneficially but indirectly owned by Bolton, approximately 45% of the voting power of the Company. Accordingly, the Company does not state within Amendment No. 1 that it anticipates being a “controlled company.” The Company also respectfully notes that, although it will not be a “controlled company,” it believes that it is important to disclose to potential investors that Bolton Partners Ltd is expected to have significant influence over matters requiring shareholder approval. In order to avoid any confusion, the Company has replaced the term “controlling shareholder” throughout Amendment No. 1 with the term “principal shareholder,” in reference to Bolton.

Overview, page 2

4.

We note your representation here and on page 74 that the “Tiendas 3B business model is highly efficient, allowing [you] to operate with gross margins that are lower than those of traditional retailers.” Please provide your basis for this statement or characterize it as management’s beliefs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its conclusion that it operates with lower gross margins than those of traditional retailers is based on a review of the publicly available financial information filed by leading Mexican grocery retailers, such as La Comer, S.A.B. de C.V., Wal-Mart de México, S.A.B. de C.V., Grupo Comercial Chedraui, S.A.B. de C.V. and Organización Soriana, S.A.B. de C.V.. Further, the Company advises that its decision to operate at lower margins relates to its core strategy of delivering the best value to its customers and thereby building scale and a sustainable and profitable business. In response to the Staff’s comment, the Company has revised Amendment No. 1 to include a statement providing further clarification under the caption “Prospectus Summary—Overview” and kindly refers the Staff to the data relating to such retailers included under the caption “Prospectus Summary—Our Business Model—Low-cost operation and virtuous cycle of efficiency” and elsewhere in Amendment No. 1.

5.	Please define what you mean by the “hard discount model.”

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus Summary—The Grocery Retail Industry in Mexico—The Hard Discount Business Model” and elsewhere in Amendment No. 1 to explain the main characteristics of the hard discount model and how that model differs from the model used by grocery retailers in the “modern” grocery channel, including traditional discount models. Specifically, the hard discount model is characterized by its more limited assortment of high value and high rotation products that cater to customers’ essential daily needs. Hard discounters aim for operational efficiency and simplicity through streamlined logistics and distribution and standardized, no-frills store layouts in flexible locations. Additionally, given their core strategy of operating at low margins, hard discounters strive for an efficient cost and capital structures, with low capital expenditures per store and favorable working capital dynamics to support growth.

6.

You refer to being profitable and generating profit in your narrative disclosure throughout the prospectus. Please clarify what you mean by this and revise your disclosure accordingly. In this regard, we note that while you have achieved gross profit and operating profit during the periods presented in your financial statements, you have not achieved net income.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to clarify that it is referring to positive gross and operating profits, as opposed to net income, which is negative principally as a result of the financial cost of the Promissory Notes and Convertible Notes that will be repaid in full with the proceeds of the offering.

Tiendas 3B’s addressable market, page 5

7.

Please disclose why you believe the hard discounters markets in Germany, Poland and Turkey are relevant comparable markets to the hard discounter market in Mexico. In doing so, please explain any risks or limitations associated with assuming that the Mexican hard discount market could achieve a similar average level of penetration as the aforementioned countries.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus Summary—The Grocery Retail Industry in Mexico—Hard discount in Mexico has significant growth potential when compared to other countries” and elsewhere in Amendment No. 1 to explain that Germany, Poland and Turkey are illustrative examples of markets with a mature hard discount channel. The Company believes these comparisons are relevant because the hard discount model took root in each of these markets at a stage of economic development similar to that of Mexico today. In addition, the Company has added disclosure under such caption to acknowledge that the Mexican food retail market has other differentiating features from these countries and that there is no assurance that the Mexican market will develop in the same fashion.

High rotation of our inventory to generate significant negative working capital, page 6

8.

You state, “[o]ur supplier payment terms (65 Payable Days for 2022) and low receivables (six Receivable Days for 2022), create a favorable negative working capital cycle that has enabled us to self-fund our rapid expansion.” While we understand how the timing difference between these transactions would benefit your cash conversion cycle or float, it is unclear how they benefit your working capital. It would appear that turning inventory to receivables and then to cash quickly would have no impact, in and of itself, on your working capital position given that receivables and cash are both included in the calculation of working capital. Therefore, please revise to state the actual reason for your negative working capital position, which likely relates to the subsequent use of such cash for investing or financing purposes. Please also make appropriate changes to your disclosure on net working capital in Risk Factors on page 29, on liquidity in MD&A on page 67, and elsewhere as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus Summary—Our Competitive Strengths—High rotation of inventory to generate significant negative Operating Working Capital” and elsewhere in Amendment No. 1 to compare Inventory Days and Payable Days. In addition, the Company respectfully advises the Staff that cash is generated because on average in 2022 the Company was able to turn inventory 3.0 times prior to accounts payable becoming due to suppliers. This difference in timing and the fact that the Company does not extend credit to clients generates substantial cash to finance the Company’s capital needs related to its continuous expansion without incurring incremental financing costs related to such expansion.

The Company has also revised the disclosure under the caption “Summary Financial and Other Information—Non-IFRS Financial Measures and Key Operating Metrics—Non-IFRS Financial Measures—Operating Working Capital” and elsewhere in Amendment No. 1 to clarify that the references to negative working capital cycle were intended to refer to “Net Working Capital” which has been re-defined in Amendment No. 1 as “Operating Working Capital” in response to comment no. 10 from the Staff set forth below. Since Net Working Capital (now reflected as Operating Working Capital) excludes cash and cash equivalents, the metric is useful to further illustrate how the Company generates cash via payables for its daily operations.

Non-IFRS Financial Measures and Key Operating Metrics

Non-IFRS Financial Measures, page 19

9.

We note your tabular presentation of non-IFRS financial measures without presenting the comparable IFRS measures. Please revise your discussion to provide the comparable IFRS measures. Refer to Item(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Summary Financial and Other Information—Non-IFRS Financial Measures and Key Operating Metrics” in Amendment No. 1 to include the comparable IFRS measure next to the non-IFRS financial measure presented.

10.

We note you have identified net working capital as a non-IFRS financial measure. However, that label is similar to and commonly used interchangeably with the IFRS measure working capital. Please tell us why you believe you have appropriately labeled this non-IFRS measure based on the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K or revise the label to indicate the measure is adjusted given the similarity in the nomenclature. We note your presentation of net working capital adjusts current liabilities to exclude, short-term debt and lease liabilities. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

In response to the Staff’s comment, the Company has revised Amendment No. 1 throughout to replace the term “Net Working Capital” with “Operating Working Capital.” Under the new definition, working capital (defined as total current assets minus total current liabilities) excludes cash and cash equivalents, and includes short-term debt and the current portion of total lease liabilities, since these items will require cash settlement in the short-term and are therefore not representative of the working capital available to the Company to self-finance its operations.

11.

Please revise to eliminate the lease-related portion of depreciation expense excluded from your computation of EBITDA, as it is a normal, recurring, cash operating expense. Refer to non-GAAP C&DI 100.01. To avoid confusion regarding the portion of depreciation expense that you may choose to continue to exclude (i.e., for owned assets), consider retitling the depreciation adjustment as “non-cash portion of depreciation” and explain why some depreciation is a cash expense. Please also revise to reconcile EBITDA from net loss. Refer to non-GAAP C&DI 103.02.

In response to the Staff’s comment, the Company has revised the definition of EBITDA and Adjusted EBITDA in Amendment No. 1 to reconcile these measures to net loss for the relevant period. With respect to the Staff’s comment regarding the inclusion of the lease-related portion of depreciation expense, the Company respectfully advises the Staff that it believes it is appropriate to add back the full amount of depreciation expense, including the lease-related portion of depreciation expense, to net income (loss) for the period for purposes of calculating EBITDA. The reason is two-fold. First, under IFRS 16, the Company’s lease payments are not a line item within the Company’s financial statements. Instead, leases are capitalized in accordance with IFRS 16 and the resulting right of use asset is depreciated. Although right of use asset depreciation expense is representative of the lease payments, it does not equal the actual cash rents (expense) paid by the Company for its leased properties, rather it is a non-cash depreciation of the right to use the leased properties. The actual cash expense is reflected in the “Lease payments” line item in the Company’s consolidated statement of cash flows. Therefore, the full amount of depreciation that is being added to net loss for the period is not a cash expense.

Second, the Company believes that EBITDA is a key metric for comparability and benchmarking performance among competitors. The Company’s competitors in Mexico that prepare their financial statements in accordance with IFRS (as reflected in their reports to the Mexican Stock Exchange) and are similarly subject to IFRS 16, add back the full amount of depreciation and amortization expense to their net income (loss) for the period in their calculation of EBITDA. (See, for example, annual reports for Wal-Mart de México, S.A.B. de C.V., Grupo Comercial Chedraui, S.A.B. de C.V., Organización Soriana, S.A.B. de C.V. and La Comer, S.A.B. de C.V.) Therefore, the Company believes that presenting an alternative calculation of EBITDA would limit comparability with its competitors.

12.

We note your presentation of “EBITDA (after rent expense)” and “Adjusted EBITDA (after rent expense).” Should you wish to present a non-IFRS performance measure that includes the full expense of your leases (i.e., the depreciation and interest components), it appears you should revise to adjust for the expense amounts incurred rather than the cash payment amounts since this is a performance measure.

The Company acknowledges the Staff’s comment but respectfully advises the Staff that the full cash expense of its leases do not equal the depreciation expense and interest components of the right of use asset and lease liability. As indicated in response to comment no. 11 above, the full expense of the Company’s leases, that is, the actual cash payments made by the Company for its leased property, correspond to the “Lease payments” line item in the Company’s consolidated statement of cash flows. Therefore, the Company considers that presenting an Adjusted EBITDA that considers “Lease payments” is a more accurate and transparent presentation of the actual direct cash lease expense incurred by the Company in connection with its leases and the associated cash outflows. In contrast, presenting an Adjusted EBITDA metric that includes the depreciation of the right of use asset and interest expense associated with lease liabilities obscures the immediate cash outflow associated with its leased stores. The Company believes that presenting Adjusted EBITDA to include “Lease payments” achieves a key objective of EBITDA: providing investors with a clear understanding of available resources and cash flow available for core activities, as well as the actual expenses associated with operating the business. Furthermore, the Company considers that its presentation of Adjusted EBITDA is closer aligned with the EBITDA metric for other issuers under U.S. GAAP, where EBITDA includes the full rent expense and not the depreciation of the right of use asset and interest component which is particular to IFRS 16 lease accounting. As a result, the Company believes its presentation allows better comparability and benchmarking which benefits investors.

Risk Factors

Natural disasters and unusual weather conditions (whether or not caused by climate change) . . ., page 32

13.

We note your disclosure that “as a result of hurricane Otis our stores in Acapulco and surrounding areas, suffered extensive damage and remain closed as of the date of this prospectus.” To the extent material, please quantify the impact of hurricane Otis on your business.

In response to the Staff’s comment, the Company has revised the risk factor under the caption “Natural disasters and unusual weather conditions (whether or not caused by climate change), pandemic outbreaks or other health crises, political or civil unrest, acts of violence or terrorism, and disruptive global political events could disrupt business and result in lower sales and otherwise adversely affect our financial performance” in Amendment No. 1 to include an estimated quantification of losses arising from property damage, lost inventory and cash, mainly due to looting in the aftermath of the storm, although the Company does not view such losses as material.

We have identified material weaknesses in our internal control over financial reporting . . ., page 46

14.	Please revise your risk factor to disclose whether you have a timeline for remediation and if there are any associated material costs.

In response to the Staff’s comment, the Company has revised the above-referenced risk factor in Amendment No. 1 to include a description of its remediation plan associated with the implementation of its internal control program and indicating that it does not expect to incur material costs to remediate such material weaknesses.

Use of Proceeds, page 53

15.	Please state the approximate amount of the net proceeds intended to be used for each of the purposes listed in this section.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Use of Proceeds” in Amendment No. 1 to specify the outstanding amounts of the Promissory Notes and Convertible Notes that are intended to be repaid with the net proceeds. The Company respectfully advises the staff that the remainder of the net proceeds, if any, will be used for general corporate purposes, and has so reflected in Amendment No. 1.

16.

We note your representation that you intend to use the net proceeds of the offering for the full repayment of the amounts outstanding on the Convertible Notes and Promissory Notes. Please revise the disclosure to set forth the interest rate and maturity of the indebtedness.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Use of Proceeds” in Amendment No. 1 to set forth the interest rate and maturity of the Promissory Notes and Convertible Notes.

Management’s Discussion and Analysis

Historical Results of Operations, page 63

17.

Please revise to quantify and analyze all material factors affecting results. For example, we note that same store sales have grown and that you have added stores. Please also quantify the extent to which changes in revenue are attributable to changes in prices and volumes. Refer to Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Historical Results of Operations” in Amendment No. 1 to quantify and analyze in further detail how volumes, store openings and price changes affect our revenue from sales of merchandise, which are the main quantifiable factors that affect the Company’s results as its expenses and other line items tend to vary in proportion to or are commensurate with the Company’s increase in revenue from sales of merchandise.

Compensation of Directors and Officers, page 105

18.	Please file the 2004 Option Plan and Equity Incentive Plan as an exhibit or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it does not believe it is required to file the 2004 Option Plan and the Equity Incentive Plan as exhibits to the Draft Registration Statement since, under Item 601(b)(10)(iii)(C)(5), a registrant is not required to file plans if such plans are not required to be filed in the Company’s home country and are not otherwise publicly disclosed. However, the Company advises the Staff that it will file each such plan in due course as an exhibit to a registration statement that the Company expects to file on Form S-8.

Management

Agreements with our Executives, page 108

19.

We note your representation that “certain of [y]our executive officers have entered into employment agreements” with the company. Please file each agreement as a separate exhibit or tell us why you believe you are not required to do so. See Item 601(b)(10)(ii) of Regulation S-K.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the referenced employment agreements are immaterial in amount to the Company, and that the Company is relying on Item 601(b)(10)(iii)(C)(5) of Regulation S-K and Instruction 4(c)(v) of the “Instructions as to Exhibits” contained in Form 20-F. Under the laws of the British Virgin Islands, the Company’s home country, such employment agreements are not required to be publicly filed and are not otherwise publicly disclosed. Accordingly, the Company respectfully advises the Staff that it believes that such employment agreements are not required to be filed.

Exhibit Index, page II-6

20.	Please file as an exhibit your reverse factoring arrangement with Banco Santander Mexico, S.A., or tell us why you believe you are not required to do so.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the reverse factoring agreement with Banco Santander Mexico, S.A. is a typical arrangement for the kind of business conducted by the Company.

The Company notes that Item 601(b)(10)(i) of Regulation S-K requires the filing of contracts not made in the ordinary course if they are “material” to the Company. If a contract is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such contract need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii).

The Company respectfully notes that its business is not substantially dependent on the reverse factoring agreement with Banco Santander since that there is a Ps.350,000 thousand limit on invoices that can be financed under the arrangement at any given time. As of December 31, 2022, only 13 out of the Company’s 293 suppliers were parties to this reverse factoring arrangement.

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We very much appreciate the Staff’s willingness to review the Draft Registration Statement and Amendment No. 1 on a confidential basis. If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +1(212) 455-2664 or tcrider@stblaw.com, or Kirsten L. Davis at +1 (212) 455-2911 or kdavis@stblaw.com.

Very truly yours,

/s/ S. Todd Crider
S. Todd Crider

Enclosures

cc:	Eduardo Pizzuto, Chief Financial Officer, BBB Foods Inc.

José Raz Guzmán, Partner, Greenberg Traurig, S.C.

Miguel Olvera, Partner, PricewaterhouseCoopers, S.C.